UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

TerraCycle US Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-2479091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

121 New York Avenue
Trenton, New Jersey 08638
(Full mailing address of principal executive offices)

(609) 656-5100
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2019 (“Interim 2019”) and the six-month period ended June 30, 2020 (“Interim 2020”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this semi-annual report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of our wholly owned subsidiary TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which has generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Estimates

The discussion and analysis of the company’s financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to receivable allowances, inventories, accruals, goodwill and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Operating Results

Our net sales are derived primarily from sale of products and services in four principal operations: Sponsored Waste Collection Programs, Zero Waste Boxes, Material Sales, and Regulated Waste. In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments. Our net sales increased to approximately $11,510,000 for Interim 2020 from $11,229,000 for Interim 2019, an increase of $280,000 (2.5%). Despite the widespread shut-down of schools (main source of Sponsored Waste) and offices (revenue source of Regulated Waste) at the end of March 2020 as a result of the COVID-19 pandemic, the company ended up with an increase in revenue. Specifically, this increase was due to:

-	Sponsored Waste revenues increased by approximately $729,000 (16%), driven exclusively by new program management fees, while variable revenue remained essentially the same.
-	Zero Waste Boxes revenues increased by approximately $441,000 (16%), driven by the continued expansion of this segment across individual and corporate customers and signing of new programs carrying management fees.

-	Material Sales revenue increased by approximately $454,000 (166%) from a low basis the prior year.
-	Regulated Waste revenues decreased by approximately $659,000 (-19%), impacted by the office closures associated with the COVID-19 pandemic.

In addition, there was approximately $684,000 decrease, which represents a revenue recognition adjustment from management reporting to US GAAP made at corporate level as a result of the timing of revenue recognition of annual contracts. This decrease was primarily attributable to the deferred revenue on the variable fees as we increase the amount of waste processes, which are not recorded at the segment level (mainly Zero Waste Boxes and Regulated Waste).

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services. Our cost of revenues was approximately $4,830,000 for Interim 2020, a decrease of $52,000 (-1%) from $4883,000 in Interim 2019. This was driven by $335,000 of higher costs associated with the higher revenues, primarily in the Zero Waste Boxes and Material Sales businesses, more than offset by a decrease of $282,000 in costs from the deferred revenue, and of $106,000 reduction in operational overhead costs.

Our gross profit was $6,679,000 for Interim 2020, an increase of $333,000 (5%), compared to $6,347,000 in the same period last year. Gross margin increased to 58.0%, compared to 56.5% in the same period last year, reflecting operational savings.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses were $4,865,000 in Interim 2020, an increase of 729,000 (18%) compared to $4,137,000 for Interim 2019. This increase was driven by higher bad debt provision of $114,000, $575,000 higher TCI management and IP fees mainly associated with increased support primarily due to the development of new web applications for our Zero Waste Boxes and Regulated Waste businesses, $155,000 higher personnel expenses, and $93,000 in marketing expenses, partially offset by $265,000 reductions in various accounts, primarily travel and expenses, and professional expenses.

Other income/expenses, primarily interest income/expense, decreased by approximately $57,000, from $59,000 in Interim 2019 to $1,000 in Interim 2020, mainly due to the payment of the loan facility with our parent company.

Income tax provision decreased by approximately $69,000 to $391,000 in Interim 2020 from $459,000 in Interim 2019, due to the lower level of before tax profits.

As a result of the foregoing, the net income of the company decreased by approximately $385,000 to $1,425,000 in Interim 2020, from $1,809,000 in same period last year.

Liquidity and Capital Resources

Cash Flow

Operating Activities

We generated approximately 1,871,000 of cash from operations during the first six months of 2020. Net income generated $1,425,000 of cash flow. Accounts receivable used approximately $1,146,000 of cash due to increased revenue and delayed payments from some clients. Inventory used approximately $101,000 of cash as inventory levels remain fairly constant. Accounts payable used approximately $533,000 of cash. Intercompany payables generated about $1,226,000 in cash behind the payment of the loan facility with the company’s parent company. Deferred income generated approximately $1,551,000 of cash.

Investing Activities

In line with our directive to preserve cash, there was no investing activities during this period.

Financing Activities

Our financing activities generated net cash of approximately $992,000 during the first six months of 2020. Repayment of dividends to common and preferred shareholders used $1,617,000 of cash. Net proceeds from our Regulation A offering brought approximately $2,626,000 of cash.

In April, our parent company applied for and was granted a Paycheck Protection Program loan of which $750,000 will be allocated to us once it is demonstrated that we meet all the conditions for loan forgiveness under the program. We currently expect to meet all the conditions for loan forgiveness under this program.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 5.75%. TD Bank has a call to reset the interest rate at each five-year anniversary of the mortgage; however, we have option to pay off the entire mortgage at that time without penalty. The mortgage note is secured by the building and matures on April 1, 2029. As of June 30, 2020, the amount outstanding under this mortgage note payable was approximately $203,000.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. As of June 30, 2020, the outstanding principal on that loan was approximately $237,000.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms include an interest rate of daily LIBOR plus 2.35%, and the line expired on December 31, 2019 with a temporary renewal until July 31, 2020. The line of credit has been used from time to time, with no balance outstanding as of June 30, 2020.

The company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements, with the exception of one facility located in Hamilton Township, NJ near our headquarters in which the company has entered into a lease agreement with a stockholder of its parent company that expired on January 31, 2021. The total amount paid for that lease for Interim 2020 was $97,608.

Capital Resources

The company launched a Regulation A offering in January 2018. As of June 30, 2020, we have raised approximately $13.0 million from the sale of securities in that offering (including $2,922,100 which was sold on behalf of a selling shareholder).

As of June 30, 2020, we had $15,864,201 of cash. Management believes that the company’s existing cash balances at June 30, 2020, along with cash expected to be generated from future operations and current capital-raising, will be sufficient to fund activities for the foreseeable future. Subsequent to June 30, 2020, we closed an additional $2.0 million pursuant to our Regulation A offering and have approximately $2.0 million held in escrow related to compliance checks.

As discussed below, our operations and future outlook have been affected by COVID-19.

Management’s Report

Sponsored Waste (SW)

Our SW division has continued its growth trajectory from last year. Gross revenue in Interim 2020 was just over $5.1 million compared to approximately $4.4 million in Interim 2019. Although recycling revenue decreased by approximately 5% (primarily driven by the pandemic), revenue from annual program management fees increased by 46%, which speaks to the power and strength of our brand.

Our Brand Partnership team launched 15 new programs with 12 brands in Interim 2020, including national recycling programs for Living Proof (hair care products and packaging), Schwarzkopf (hair care, hair color and aerosol), PopSockets (packaging and phone cases), two new P&G brands - ARC and GLEEM (oral care products), Gavina (Don Francisco’s and Café la Llave brands) (coffee capsules), and DYPER (national composting program). In addition, five brands expanded their existing programs with us including, Weleda US, which expanded its recycling program to include all Weleda products (90+ SKUs), and Tom’s of Maine which launched a new database smart map allowing consumers to find local recycling solutions.

Second quarter results were equally strong with the launch of nine new recycling programs that included MEGA (Mattell), Blocks and Bricks, BIC (stationary, glue sticks and paint sets), ACURE (personal and skin care packaging), KROGER (for the store-owned brand Simple Truth), and Bimbo Bakeries USA (the BBU bags).

Zero Waste Boxes (ZWB)

As with other divisions, our ZWB division is also developing new product offerings and strategies to capitalize on the current growth trends. Online sales continue to drive growth. Sales in the U.S. for Interim 2020 totaled just over $2.0 million, an increase of 16% from Interim 2019. In addition, ZWB business development teams have been reaching out to brands and retailers across all industries in order to develop new programs and partnerships, with the greatest level of interest coming from high-end department, beauty and outdoor retailers.

TerraCycle Regulated Waste (TCRW)

Gross revenue for TCRW for Interim 2020 was approximately $2.9 million. This reflects a decline from approximately $3.5 million from Interim 2019. The company relies heavily on collections of fluorescent bulbs from commercial facilities; COVID-19 has adversely affected the use and demand for our recycling services for such. During the ensuing months, TCRW has continued to increase outreach to customers, improve its offerings and operations, and introduce additional incentives to restore and expand sales.

Several new products, which were in development during the first fiscal quarter of 2020, have launched in the second quarter. One example is EasyPak 2.0, which allows customers to either ship back via UPS, or mix and match their waste streams on custom pallet kits to send back at lower per unit costs via freight shipping.

Material Sales (MS)

The U.S. MS division is having a steady year despite the impact of COVID-19 on freight-based supply chains and traditional recycling infrastructure.  In 2019, this division had a significant one-off event, a large-scale retail take-back event that generated significant revenue (i.e. Walmart Car Seat Program in 2019). A priority for MS in 2020 has been to further develop “storied” recycled material sales.

Public Relations

The Company’s public relations platform is on track to surpass its impressive 2019 results. In the U.S., despite the challenges associated with COVID-19, TerraCycle PR department has already generated over 3,800 TerraCycle specific media placements, reached over 8.4 billion readers, which marks an 18% increase in placements and a 46% increase in media impressions when compared to the same period in 2019.

In addition, The TerraCycle PR department received four industry awards in 2020, including: (1) Gold “Stevie” Award; PR Campaign of the Year – Environmental, for our work with Bausch and Lomb, (2) Gold HERMES Creative Award, for our work with ZWB, (3) PR News Digital Awards - Media Relations Campaign, for our work with ZWB and (4) Bronze “Stevie” Award; PR Campaign of the Year - Corporate Responsibility, for our work with Reckitt Benckiser.

Other Trend Information

COVID-19

Similar to many companies, we have been impacted by COVID-19. As of the date of this semi-annual report, there are still many uncertainties related to COVID-19 and its impact on the economy and in particular on our business. During March and April, we have experienced a short-term decrease in collections of waste. We anticipate that we will continue to experience decreases in collections while many schools, offices and other points of waste collection remain closed or have not fully reopened along with similar requirements limiting business activities. However, we have been working to mitigate that longer-term by incentivizing collectors to continue collecting now and to amass inventories of recyclables to position us well for when schools and offices re-open.

In addition, our parent company applied and received a Paycheck protection Program loan. We used approximately $750,000 of the proceeds of that loan to cover payroll expenses, but also cover the rent of our office in Illinois and various warehouses, interest expense on our Trenton building mortgage and utility expenses.

Tax Sharing Agreement

●	We have executed a “Tax Sharing Agreement” with our parent company. Under current US federal tax law, our parent company would consolidate the taxable income of any company in which it has at least 80% of voting power control and at least 80% of value. The Tax Sharing Agreement provides for our company to reimburse our parent company for any taxes we would have otherwise paid, but were reduced due to our parent company owning 80% or more of our company and thus, the filing of a consolidated tax return. In the event and as of such date as we sell more than 20% of our total shares to investors in our Regulation A offering, our taxable income would not be consolidated with the parent company and thus would be taxed in a separate federal filing by us.

●	Unless and until we sell 20% of total shares to investors in our Regulation A offering, our taxable income will be consolidated with the taxable income of the parent company. If taxes are due, our parent company will make the tax payments on behalf of the consolidated group or utilize accumulated Net Operating Losses to reduce the parent company’s consolidated tax liability. Alternatively, if taxes are due, our parent company will make the tax payments on behalf of the consolidated group. The Tax Sharing Agreement will allow our parent company to charge the taxes on our taxable income to us, and we will reimburse our parent (in cash) for taxes it otherwise would have paid if our taxable income was not consolidated with the parent. Our federal tax for will be calculated on a separate company basis and any tax so calculated will be paid to the parent.

●	Under current New Jersey tax law, there is no provision for consolidated filings of our taxable income with the parent; therefore, the Tax Sharing Agreement will not be applicable for New Jersey State taxes.

●	Where other states do require a consolidated or combined filing, a similar separate company basis will be applied pursuant to the Tax Sharing Agreement.

General Market Trends

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the World Economic Forum and Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	More corporations are integrating sustainability programs into their operations and marketing initiatives.

●	We believe that our current government’s denial of and inaction on climate change may fuel individual initiatives; the time may have come where consumers will assume responsibility for their outputs and waste, and help reduce their personal impact on our climate.

●	We, therefore, anticipate increasing demand for our services in the United States.

Item 2.

Not applicable.

Item 3.

TerraCycle US Inc. and Subsidiaries

Interim Consolidated Financial Statements (Unaudited)

Periods Ended June 30, 2020 and 2019

TerraCycle US Inc. and Subsidiaries

Contents

PART I. FINANCIAL INFORMATION

Item 1.	Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019	F-3

Consolidated Statements of Operations for the Six Months Ended June 30, 2020 and 2019	F-4

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2020 and 2019	F-5

Notes to Consolidated Financial Statements	F-6 - F-11

Item 2.	Management Discussion and Analysis of Financial Condition and Results of Operations	F-12 - F-14

Item 3.	Controls and Procedures	F-14

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings	F-15

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets (Unaudited)

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

	June 30, 2020	December 31, 2019
Assets
Current Assets
Cash	$15,864,201	$13,001,182
Accounts receivable, net of allowance to doubtful accounts of $570,372, 2020 and $130,476, 2019	4,115,568	3,409,551
Related partly receivables, net	563,438	48,149
Inventory, net	1,218,493	1,117,662
Deferred tax asset	648,768	648,768
Prepaid expenses and other current assets	219,719	92,708
Total current assets	22,630,187	18,318,020
Property, plant and equipment, net	1,208,789	1,243,780
Goodwill	953,455	953,455
Other intangible assets, net	1,280,200	1,332,100
Total assets	$26,072,631	$21,847,355
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$46,234	$46,234
Accounts payable	450,430	983,842
Related party payables	1,597,219	371,690
Accrued redemption points	293,636	300,269
Accrued expenses and other current liabilities	1,407,506	1,835,289
Deferred income	6,436,547	4,885,376
Total current liabilities	10,231,572	8,422,700
Long-term debt, net of current portion	393,751	410,723
Total liabilities	10,625,323	8,833,423
Commitment and contingencies (Note 8)
Stockholders' equity
Common stock, par value $0.0001 per share, 1,500,000 shares authorized: 500,000 shares issued and outstanding	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized: Non-voting Class A - 250,000 shares authorized; 126,916 and 99,404 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively; liquidation preference of $126,916 at June 30, 2020	13	10
Additional paid-in capital	12,158,088	9,532,533
Retained earnings	3,289,157	3,481,339
Total stockholders' equity	15,447,308	13,013,932
Total liabilities and stockholders' equity	$26,072,631	$21,847,355

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

-

Periods Ended June 30,	2020	2019
Net sales	$11,509,605	$11,229,215
Cost of sales	4,830,383	4,882,702
Gross profit	6,679,222	6,346,513
Operating expenses
Selling, general and administrative expenses	4,865,462	4,136,659
Income from operations	1,813,760	2,209,854
Other (income) expenses:
Interest income	(15,527)	(81,059)
Interest expense	11,538	22,281
Foreign currency exchange	1,182	-
Miscellaneous Expenses	1,321	-
Total other (income) expenses	(1,486)	(58,778)
Income before income taxes	1,815,246	2,268,632
Provision for income taxes	390,702	459,390
Net income	$1,424,544	$1,809,242

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

Periods Ended June 30,	2020	2019
Operating Activities
Net Income	$1,424,544	$1,809,242
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	51,900	51,900
Depreciation	34,992	36,383
Bad Debts	439,896	352,564
Changes in operating assets and liabilities:
Accounts receivable	(1,145,913)	(1,564,243)
Related party receivables, net	(515,289)	(254,241)
Inventory	(100,831)	(150,197)
Prepaid expenses and other current assets	(127,011)	367,757
Accounts payable	(533,412)	731,940
Related party payables	1,225,529	50,785
Accrued expenses and redemption points	(434,416)	(426,329)
Deferred Income	1,551,171	1,288,035
Net cash provided by operating activities	1,871,160	2,293,596
Investing activities:
Purchase of property and equipment	-	(49,240)
Net cash used in investing activities	-	(49,240)
Financing activities:
Repayment of Air Cycle seller's note	-	(2,252,475)
Repayment from long-term debt	(16,974)	(15,889)
Proceeds from issuance of preferred stock	2,625,558	1,981,392
Dividends paid	(1,616,725)	(1,096,736)
Net cash provided by (used in) financing activities	991,859	(1,383,708)
Net increase in cash	2,863,019	860,648
Cash, beginning of period	13,001,182	998,497
Cash, end of period	$15,864,201	$1,859,145

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 1-SA. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ended December 31, 2020.

The condensed consolidated balance sheet at December 31, 2019, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in TerraCycle US Inc.’s (“Company”) annual report on Form 10-K for the year ended December 31, 2019.

2.	Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The new guidance requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The new guidance will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has evaluated the impact of adopting the new standard and determined no effect on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15 to clarify whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has evaluated the impact of adopting the new standard and determined no effect on its consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3.	Inventory

Inventory consists of the following:

As of	June 30, 2020	December 31, 2019
Raw materials	$1,094,459	$1,004,883
Finished goods	139,592	128,337
Total	1,234,051	1,133,220
Less reserve for obsolete inventory	15,558	15,558
Total	$1,218,493	$1,117,662

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

As of	Estimated Useful Lives	June 30, 2020	December 31, 2019
Land		$29,500	$29,500
Vehicles	5 years	60,076	60,076
Machinery and equipment	5-7 years	443,249	443,249
Buildings and improvements	39 years	1,334,465	1,334,465
Computer equipment	3-5 years	300,130	300,130
Furniture and fixtures	7 years	45,156	45,156
Total		2,212,576	2,212,576
Less accumulated depreciation and amortization		1,003,787	968,796
Total		$1,208,789	$1,243,780

For the six months ended June 30, 2020 and 2019, depreciation expense amounted to approximately $35,000 and $36,000.

5.	Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as the Company funding TCI with cash to cover such items as payroll. At June 30, 2020 and December 31, 2019 the Company has a net related party short term payable to TCI in the amount of $1,502,054 and $283,369, respectively. At June 30, 2020 and December 31, 2019 the Company has a net related party receivable from other subsidiaries of the Parent Company in the amount of $563,438 and $48,149 respectively, and has a net related party payable to other subsidiaries of the Parent Company in the amount of $95,165 and $88,321, respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company entered into a lease agreement with a stockholder of the parent TCI to rent a storage facility that expires on January 31, 2020. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of June 30, 2020 and December 31, 2019 was $16,268 per month. For the six months ended June 30, 2020 and 2019, rent expense paid to this stockholder was $97,608 and $96,546, respectively. Future minimum lease payments are expected to be $113,876 per year through January 2021.

The Company allocated approximately $450,000 and $305,000 for the six months ended June 30, 2020 and 2019, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

6.	Revenue Recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) on January 1, 2019. This adoption does not have a material impact on our consolidated financial statements.

In accordance with Topic 606, revenue is recognized when performance obligations under the terms of a contract with our customer are satisfied; generally, this occurs with the transfer of control of products or services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services or transferring products.

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of a contract or arrangement exists with a customer, (2) performance obligations of the contract have been identified, (3) the price is fixed or determinable, (4) the price is allocated to performance obligations of the contract, and (5) delivery has occurred or the services have been rendered.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $3,392,000 and $2,315,000 is included in deferred income at June 30, 2020 and December 31, 2019, respectively.

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $3,044,000 and $2,570,000 is included in deferred revenue at June 30, 2020 and December 31, 2019, respectively.

Merchandise sold is recorded as revenue upon shipment.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

7.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,446 monthly installments of principal plus interest at 5.75% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises. The amount outstanding under the mortgage note payable was approximately $203,000 at June 30, 2020 and $211,000 at December 31, 2019.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $237,000 at June 30, 2020 and $246,000 at December 31, 2019.

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC. The note was payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. The Company paid the outstanding ACC promissory note balance in full on February 27, 2019. Repayment of this loan was made with $1,750,000 using funds from the proceeds of the closing of Regulation A+, $200,000 using the option to exercise the exchange of Class A Preferred stock, and the remaining $284,700 balance using the line of credit described below.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of daily LIBOR plus 2.35%, collateralized by fixed assets, inventory and receivables, and expiring on December 31, 2019 with a temporary renewal until July 31, 2020. The line of credit has been used from time to time, with no balance outstanding as of June 30, 2020.

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2020 are as follows:

Period ended June 30,	Amount
2021	$46,234
2022	49,920
2023	50,747
2024	51,613
2025	52,518
Thereafter	188,953
Total	$439,985

8.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 5). Total rent expense was approximately $266,000 and $245,000 for the six months ended June 30, 2020 and 2019, respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Future minimum lease payments are expected to be as follows:

Period ended June 30,	Non-Related Party	Related Party	Total
2021	$113,876	$36,350	$150,226
Total	$113,876	$36,350	$150,226

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

9.	Stockholders’ Equity

The Company shall have an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances with 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

At December 31, 2018, the 34,182 shares of the Company’s non-voting Class A Preferred stock are held by a shareholder who exchanged shares in TCI for the Class A Preferred stock. 29,221 shares were sold pursuant to the Company’s Regulation A+ offering throughout 2019, as described below. On December 27, 2019, the remaining 4,961 unsold shares were put back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI Series D and Series C shares, in a defined formula.

On January 11, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $2,595,000. Total shares associated with the closing are 25,952, 18,166 shares are new shares and 7,786 shares came from shares sold by the existing shareholder.

On February 25, 2019, ACC exercised the option to exchange 2,000 shares of Non-voting Class A Preferred Stock as payment against the outstanding promissory note (Note 6). The 2,000 shares are new shares.

On April 5, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $786,000. Total shares associated with the closing are 7,864, 5,505 shares are new shares and 2,359 shares came from shares sold by the existing shareholder.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

On September 16, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $5,497,000. Total shares associated with the closing are 54,974, 38,482 shares are new shares and 16,492 shares came from shares sold by the existing shareholder.

On December 18, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $861,000. Total shares associated with the closing are 8,614, 6,030 shares are new shares and 2,584 shares came from shares sold by the existing shareholder.

On March 2, 2020, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $2,751,000. Total shares associated with the closing are 27,512.

10.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	CORP	TOTAL
Period Ended June 30, 2020
Net Sales	$5,151	$3,252	$727	$2,851	$(472)	$11,510
Income (loss) before income taxes	$1,918	$839	$(708)	$(34)	$(201)	$1,815

Period Ended June 30, 2019
Net Sales	$4,423	$2,811	$273	$3,510	$212	$11,229
Income (loss) before income taxes	$1,792	$1,032	$(845)	$(11)	$301	$2,269

TerraCycle US Inc. and Subsidiaries

Management Discussion and Analysis of Financial Condition and Results of Operations

PART I – FINANCIAL INFORMATION

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information in this Management’s Discussion and Analysis of Financial Condition and Results of Operations contains both historical financial information and forward-looking statements. TerraCycle US Inc. does not provide forecasts of future financial performance. While management is optimistic about the Company’s long-term prospects, historical financial information may not be indicative of future financial results.

Safe Harbor and Forward-Looking Statements

Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, are made throughout this Semi-annual Report. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. There are a number of important factors, including competition, recruitment and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation and other risks detailed from time to time in the Company’s reports on file at the Securities and Exchange Commission, that could cause TerraCycle US Inc.’s results to differ materially from those indicated by such forward-looking statements, including those detailed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, any forward-looking statements represent management’s views only as of the day this Semi-annual Report was first filed with the Securities and Exchange Commission and should not be relied upon as representing management’s views as of any subsequent date. While management may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its views change.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to allowance for doubtful accounts, inventory obsolescence reserves, accruals, goodwill and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

There were no significant changes to the contractual obligations or contingent liabilities and commitments disclosed in the Company’s Annual Report for the year ended December 31, 2019. Nor there have been material changes to the critical accounting policies and estimates disclosed in the Company’s Annual Report for the year ended December 31, 2019.

TerraCycle US Inc. and Subsidiaries

Management Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

The Company had a solid financial performance, in spite of the impact in our business of the COVID-19 global pandemic declared towards the end of the first quarter of 2020. This primarily impacted the collections of waste and consequently revenue in the SW and RW lines of businesses as schools (main source of SW waste) and offices (revenue source of RW) shut down at the end of March 2020.

Revenues for the Company for the six months ended June 30, 2020 were approximately $11,510,000, an increase of $280,000 (2.5%) from $11,229,000, compared to the same period in the prior year. This increase was due to:

-	SW revenues increased by $729,000 (16%) driven exclusively by new programs signing impact on management fees, while variable revenue remained essentially flat
-	ZWB revenues increased by $441,000 (16%) driven by the continued expansion of this segment across individual and corporate customers and signing of new programs carrying management fees.
-	MS revenue increased by $454,000 (166%) from a low basis the prior year
-	RW revenues decreased by $659,000 (-19%), impacted by the office closures associated with the COVID-19 pandemic
-	Corporate decreased by $684,000, due to the increase in deferred revenue on the variable fees, which are not recorded at the segment level

Our cost of revenue was approximately $4,830,000, a decrease of $52,000 (-1%) from $4,883,000 in same period last year. This was driven by $335,000 of higher costs associated with the higher revenues primarily in the ZWB and MS businesses, more than offset by a decreases of $282,000 in costs from the deferred revenue, and of $106,000 reduction in operational overhead costs.

Our gross profit was approximately $6,679,000, an increase of $333,000 (5%) compared to same period last year of $6,347,000. Gross margin increased to 58.0%, compared to 56.5% same period last year, reflecting operational savings.

Selling, general and administrative expenses for the six months ended June 30, 2020 were approximately $4,865,000, an increase of $729,000 (18%), compared to the same period in the prior year of $4,137,000. This increase was driven by higher bad debt provision of $114,000, $575,000 higher TCI Parent management and IP fees mainly associated with increased support primarily to the development of new web applications for our ZWB and RW businesses, $155,000 higher personnel expenses, and $93,000 in marketing expenses, partially offset by $265,000 reductions in various accounts, primarily T&E and professional expenses.

Other net (income), primarily interest (income)/expense, decreased by approximately $57,000, from $59,000 in the same period last year compared to $2,000 in this year, mainly due to the payment of the loan facility with Parent TCI resulting in lower interest income generated.

Income tax provision decreased by approximately $69,000 to $391,000 from $459,000 last year, due to the lower level of before tax profits.

TerraCycle US Inc. and Subsidiaries

Management Discussion and Analysis of Financial Condition and Results of Operations

As a result of the foregoing, the net income of the Company decreased by approximately $385,000 to $1,425,000, from $1,809,000 in same period last year.

Financial Condition and Liquidity

Operating Activities

We generated approximately $1,871,000 of cash from operations during the first six months of 2020. Net income generated $1,425,000 of cash flow. Accounts receivable used approximately $1,146,000 of cash due to increased revenue and delayed payments from some clients. Inventory used approximately $101,000 of cash as inventory levels remain fairly constant. Accounts payable used approximately $533,000 of cash. Intercompany payables generated about $1,226,000 in cash behind the payment of the Parent TCI loan facility. Deferred income generated approximately $1,551,000 of cash.

Investing Activities

In line with our directive to protect cash, there was no investing activities this period.

Financing Activities

Our financing activities generated net cash of approximately $992,000 during the first six months of 2020. Payment of dividends to common and preferred shareholders used $1,617,000 of cash. Net proceeds from the closing of the Reg A+ offering brought approximately $2,626,000 of cash.

Management believes that the Company’s existing cash balances at June 30, 2020, along with cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future.

Item 3. Controls and Procedures

Changes in Internal Controls over Financial Reporting

No changes in our control over financial reporting were identified as having occurred during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

TerraCycle US Inc. and Subsidiaries

Other Information

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

The Company is subject to certain legal and other proceedings in the normal course of business. In the opinion of management, the outcomes of these matters are not expected to have a material effect on its future results of operations or financial position.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (2)
4.	Form of Subscription Agreement (3)
6.1	Operational Support Services Agreement (4)
6.2	Rental Agreements (5)
6.3	Air Cycle Asset Purchase Agreement (6)
8.	Escrow Agreement (7)

(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-1.htm)

(2)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-2.htm)

(3)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex4.htm)

(4)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-1.htm)

(5)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-2.htm)

(6)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417059765/tv479723_ex6-3.htm)

(7)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex8.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
Date: September 25, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer and Director
September 25, 2020

/s/	Javier Daly
Chief Financial Officer (Chief Accounting Officer) and Director
September 25, 2020